82-4883

HYPOTHEKENBANK IN ESSEN AG

03 MAR 25 AM 7:21

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen

Gildehofstraße 1
45127 Essen
www.essenhyp.com
info@essenhyp.com
Tel.: 0201 / 8135-0
Fax: 0201 / 8135-200

Bankverbindung:
Deutsche Bundesbank
Filiale Essen
Konto-Nr. 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776475

SEC Headquarters
Office of International Corporate Finance
Room 3099
450 Fifth Street

NW, Washington DC 20549
USA

03007765

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		CN/UG	-495	14.03.2003

Essen Hyp's Business Figures as of December 31, 2002

- **Operating result: 3.9% increase to €112.3m**
- **Further reduction of cost income ratio to 12.4%**
- **Return on equity increased to 13.8%**
- **Representative office in Paris opened**

Dear Sir or Madam,

Please find enclosed our latest press release, as well as an overview of Essen Hyp's key business figures as of December 31, 2002. We would appreciate it if you could edit and publish this information.

If you have any content-related questions or require further information about Hypothekenbank in Essen AG, please do not hesitate to contact us.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG on the Annual Accounts as of December 31, 2002

Successful business year 2002

Despite the difficult overall economic situation, and in contrast to the banking sector as a whole, Hypothekenbank in Essen AG (Essen Hyp) can look back on a satisfactory business and earnings development in the financial year 2002. With a slight increase in our balance sheet total to around €71bn (€69.6bn), a 3.9% increase in our operating result to €112.3m (€108.1m), a further improvement of our return on equity after tax to 13.8% (13.5%) and an extremely low cost income ratio by sector standards of 12.4% (13.8%), Essen Hyp was even able to surpass the already excellent 2001 business results.

Essen Hyp's earnings situation

Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, was particularly satisfied with the bank's earnings situation: "The operating result as of year-end 2002 came to €112.3m, against €108.1m in 2001, an increase of 3.9%." Thus, the ambitious internal targets for the business year 2002 were not only met, but even exceeded – despite the fact that Essen Hyp, too, had to cope with the difficult situation on the capital and real estate markets. The economic slowdown in Germany and the problems of the banking sector as a whole were also reflected by the ratings awarded by the rating agencies. As a result, the banking sector in general, including Essen Hyp, had to cope with higher funding costs. In addition to this, and in line with the sector as a whole, increased risk provisioning weighed on Essen Hyp's business results. Provision for possible loan losses grew by €15.8m to €63.7m. This figure includes the amount of €21.9m which results from the fact that Essen Hyp returned high-coupon *Pfandbriefe* of its own issue to the Trustee at above-par prices. In fact,

however, these measures do not represent losses, given that the returned *Pfandbriefe* were exchanged by lower-coupon funding instruments which, in turn, led to an improvement of the bank's long-term earnings situation:

"Having thoroughly analyzed our entire mortgage loan portfolio in terms of credit risk, we have allowed for an amount of €33.1m as provision for possible loan losses in this segment, based upon conservative calculations," Mr. Schulte-Kemper reported.

Continuous upwards development of net interest income

According to Mr. Schulte-Kemper, the development of net interest income made a substantial contribution to the bank's positive earnings situation. "Our excellent business result is to a great extent due to the fact that net interest income grew by another €14m - or 7.7% - to €196.7m, against €182.7m in 2001," Mr. Schulte-Kemper emphasized. He added that this development was, above all, driven by the expansion of Essen Hyp's mortgage lending activities, which generate stable interest income that is not affected by capital market developments.

Further reduction of general operating expenses

"We succeeded in further improving our already low cost income ratio from 13.8% to 12.4%. This was achieved by the increase in net interest and commission income, combined with a slight decrease in general operating expenses," Mr. Schulte-Kemper reported, adding that the favorable ratio of general operating expenses and net interest and commission income is an excellent indicator of Essen Hyp's competitiveness. "Thanks to our efficiency and flexibility we are able to enter into business transactions that involve lower risks while complying with our requirements as regards earnings."

The defense and further strengthening of this competitive advantage is one of the key factors in the business philosophy of Essen Hyp's Board of Managing Directors.

Slight decrease in capital market transactions

As far as public-sector lending is concerned, new lending commitments totaled €14.2bn, against €17.8bn in 2001. Of this figure, loans to public-sector entities and institutions governed by public law accounted for €4.2bn while securities issued by other borrowers and eligible for cover totaled €10bn. In addition to this, the bank took onto its books securities issued by other borrowers not eligible for cover to the amount of €2.5bn, a decrease of €1.6bn compared to 2001. In total, new lending commitments thus came to around €16.7bn, against €21.9bn in the previous year.

Further expansion of property financing activities

"The bank's strategic realignment, as decided by the Board of Managing Directors in 2000, i.e. a stronger focus on mortgage lending, moved forward successfully in 2002," reported Michael Fröhner, Member of the Board of Managing Directors, and responsible for property financing. "The total volume of new lending commitments came to around €1.6bn, against €1.4bn in 2001. At 58.5% (59.1%), the portion of loans relating to commercial properties slightly exceeded the volume of new residential loans," he pointed out.

"In particular, the expansion of our international property financing activities makes good progress, which reflects our internationally orientated business policy," Mr. Fröhner explained. The total volume of international commercial loans came to €404.1m (€91m) in 2002. €320.5m, i.e. the majority of this figure, relates to the United Kingdom where Essen Hyp opened a representative office at the beginning of 2002.

France and the United States contributed €43.9m and €39.7m respectively. Based on the development in the UK, the bank's expectations to expand its business activities in France and the United States are particularly high. While the representative office in Paris began working at the beginning of February 2003, our representative office in the United States will be opened in the course of the year. "We believe that we have made full use of the additional scope that has been made available to us, following the amendment of the German Mortgage Bank Act (*HBG*), by expanding our international mortgage lending activities in a risk-sensitive and profit-orientated way," Mr. Fröhner reported.

Funding

In order to refinance its lending activities, Essen Hyp issued bonds totaling €21.2bn (€31.2bn) in 2002. The bank also made use of its Commercial Paper Program to meet its short-term funding requirements. Drawings under this program totaled €10.2bn (€9.9bn). "In view of the spread widenings in the Jumbo segment that are not justified due to the excellent *Pfandbrief* ratings, we have decided to place *Pfandbriefe* with smaller issuance volumes, which are tailored to our investors' specific requirements," Mr. Schulte-Kemper reported. As a result, the bank's funding costs were clearly reduced. Essen Hyp plans to make further use of this funding instrument in 2003. In order to further promote the placement of these small *Pfandbrief* issues, Essen Hyp organized 25 roadshow presentations in various German cities, plus a number of investor meetings all across Germany in January and February 2003. Essen Hyp's belief that public relations should not be seen as a 'necessary evil' but as an opportunity is underlined by the fact that the bank not only plans further roadshows all across Europe, in the United States and in Asia, but will also host the 3rd International Capital Market Conference in Essen from July 10 to 12, 2003. Against the background of the previous Capital Market Conferences, Essen Hyp hopes to welcome more than 300 participants from all across the world.

Appropriation of profit

"At the Annual General Meeting it was decided to pay an unaltered 18% dividend on the dividend-bearing capital of €201.3m (amount to be distributed: €36.2m), as well as to distribute the remaining net income of €40m to our shareholders," Mr. Schulte-Kemper reported. In return, the bank's capital base will be increased by a total of €30m through contributions from our shareholders. Taking these measures into account, the bank's liable reported capital and reserves will then come to €1.13bn against €1.1bn as of December 31, 2002. Mr. Schulte-Kemper underlined that this measure provides the bank with more leeway for its property financing activities, which generate higher margins but also tie up a higher portion of the liable own capital.

Successful start in the business year 2003

"By the end of February 2003 the total volume of our new mortgage lending commitments stood at around €315m," Mr. Schulte-Kemper reported. At around €292m, or 93%, residential loans account for the vast majority of this figure. When also taking into account the domestic commercial lending commitments, the total volume of new loans rose by around €100m, or 53%, compared to the same period in the previous year.

The aggregate volume of new public-sector loans, including securities issued by other borrowers, stood at around €5bn at the end of February 2003. This figure includes loans to foreign borrowers that are eligible for cover amounting to €1.1bn. In addition to this, we took loans not eligible for cover totaling €0.5bn onto our books.

Essen Hyp's balance sheet total stood at €70.1bn at the end of February 2003 and thus remained basically unchanged compared to year-end 2003.

Mr. Schulte-Kemper was particularly satisfied with the total volume of funds raised on the capital markets, which came to €8.2bn. "Our strategy to launch tailor-made *Pfandbriefe* with small issuance volumes and, particularly, to approach national investors by organizing roadshows all across Germany was a complete success," he reported.

Planning of the balance sheet total – a moderate increase is envisaged

Based upon our forecasts for economic and capital market developments, and in view of the expected new mortgage lending commitments, Essen Hyp only plans a moderate balance sheet growth for 2003. This is above all due to the fact that we will continue to put a stronger focus on property financing, which ties up a higher portion of the liable own capital. "Taking into account the volume of loans maturing in 2003 and our active spread management, the gross volume of our new lending business is expected to approximately reach the 2002 result," Mr. Schulte-Kemper explained.

Business plan – increase of new lending commitments

According to Mr. Harald Pohl, Member of the Board of Managing Directors, and in the future responsible for the origination of mortgage loans in accordance with the forthcoming minimum requirements for lending operations (*MaK*), Essen Hyp plans to generate new lending commitments totaling more than €2bn in 2003: "Of this figure, new loans relating to domestic and international commercial properties are expected to account for around €1.5bn. In view of our permanent dialogue with our business partners we plan to extend loans totaling up to €1bn as a partner in national and international banking syndicates. We are confident that our activities in selected European countries, as well as in the United States and Canada, will make a major

contribution to our overall result in this segment. Smaller commercial loans in Germany are expected to total around €0.5bn."

Hypothekenbank in Essen AG plans to generate retail loans totaling around €0.6bn per year from our system of the direct commitment of loans with the Commerzbank AG and other partners.

Lower funding costs

"We hold the view that economic prospects for the banking sector as a whole will clearly improve in the course of 2003 or, at the latest, in 2004. This is why we are convinced that speculation on, for instance, supposed liquidity shortages of certain banks will finally come to an end," Mr. Schulte-Kemper pointed out. He added that this should also translate in more favorable funding conditions for the sector as a whole.

Mr. Schulte-Kemper reported that the rating committee of the rating agency Moody's Investor Service decided that the outlook for Essen Hyp's long-term counterparty rating of A2 as of January 31, 2003 be changed from "under review for possible downgrade" to "stable". During intensive discussions, and after reviewing Essen Hyp's 2002 business results, as well as the bank's business plans for the coming years, the analysts of Moody's Investor Service were able to see for themselves that Essen Hyp benefits from an excellent earnings situation, a moderate risk exposure, a good risk management and a promising strategic position.

"We are pleased to inform you today that Moody's Investor Services confirmed the long-term counterparty rating of Hypothekenbank in Essen AG of

A2

on March 7, 2003, with the rating outlook having been changed to "stable". We hope that we will be able to provide you with similarly positive information after the

forthcoming rating reviews by Standard & Poor's and FitchRatings. These reviews will, at the latest, be carried out during the annual review meetings in the second quarter of this year," Mr. Schulte-Kemper reported.

Future prospects

"The successful business performance in 2002, the bank's standing on the national and international capital markets, its strong position in the public-sector and mortgage lending business and its excellent cost structure form the basis for a successful business year 2003, at the end of which we hope to report a return on equity after tax of more than 14%," Mr. Schulte-Kemper explained.

However, the forecasts on future economic development are less optimistic. "The Board of Managing Directors of Essen Hyp expects the ECB to further reduce interest rates. However, these rate cuts will not result in a perceivable economic recovery in the euro area in the medium term. Against this background we forecast that interest rates in the euro area will maintain their low level over a longer period of time."

This outlook by Mr. Schulte-Kemper marked the end of his report on Essen Hyp's performance in the financial year 2002.

HYPOTHEKENBANK IN ESSEN AG

Key Figures of Hypothekenbank in Essen AG

	31.12.2002 in € m	31.12.2001 in € m	Change in %
New lending commitments			
Public-sector loans and securities issued by other borrowers	16,655.6	21,928.9	-24.1%
Mortgage loans	1,627.0	1,366.0	19.1%
The bank's funding			
Medium-/long-term *Pfandbriefe* and other bonds	8,656.1	17,846.3	-51.5%
Short-term	12,542.1	13,352.2	-6.1%
of which: CP Program	10,212.6	9,870.4	3.5%
(current program utilization)	628.0	1,345.1	-53.3%
Profit and loss account			
Net interest and commission income	187.5	170.9	9.7%
General operating expenses	23.2	23.5	-1.3%
Balance of other operating income and expenses	11.7	3.8	207.9%
Operating result before provision for possible loan losses	176.0	151.1	16.5%
Provision for possible loan losses	-63.7	-47.9	33.0%
Operating result	112.3	108.1	3.9%

	31.12.2002 in € m	31.12.2001 in € m	Change in %
Figures from the balance sheet			
Balance sheet total	70,978.6	69,553.1	2.0%
Claims			
Mortgage loans	4,289.9	3,002.6	42.9%
Public-sector loans	35,869.6	36,841.4	-2.6%
Securities issued by other borrowers	24,286.0	24,349.4	-0.3%
Liabilities			
Mortgage *Pfandbriefe*	1,884.0	1,305.5	44.3%
Public-sector *Pfandbriefe*	50,737.8	54,519.2	-6.9%
Capital structure			
Subscribed capital	201.3	201.3	0%
Reserves	352.6	352.6	0%
Profit-sharing certificates	283.6	278.6	1.8%
Subordinated liabilities	296.9	298.5	-0.5%